UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): April 14, 2022

SEACHANGE INTERNATIONAL, INC.

(Exact name of registrant as specified in its charter)

DELAWARE	001-38828	04-3197974
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

177 Huntington Avenue, Suite 1703
PMB 73480
Boston, MA 02115
(Address of principal executive offices and zip code)

Registrant’s telephone number, including area code: (978) 897-0100

N/A

(Former name or address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 Par Value	SEAC	The Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into a Material Agreement.

As previously disclosed, on December 22, 2021, SeaChange International, Inc., a Delaware corporation (“SeaChange”), and Triller Hold Co LLC, a Delaware limited liability company (“Triller”), entered into an Agreement and Plan of Merger (as amended, the “Merger Agreement”) pursuant to which Triller will be merged with and into SeaChange, and the separate existence of Triller shall cease, with SeaChange continuing as the surviving corporation (the “Merger”).

On April 14, 2022, SeaChange and Triller entered into the Second Amendment to Agreement and Plan of Merger (the “Second Amendment”). Pursuant to the Second Amendment, the parties clarified the election process for SeaChange stockholders of record, as of the record date to be established by SeaChange for voting on the Merger, to elect the type of consideration that such stockholders shall receive in connection with the Merger—either Cash/Notes Merger Consideration (as defined in the Merger Agreement) or Buyer Stock Merger Consideration (as defined in the Merger Agreement). If a SeaChange stockholder does not make a valid election to receive Cash/Notes Merger Consideration before the election deadline to be established, such SeaChange stockholder will be deemed to have elected the Buyer Stock Merger Consideration and will receive such Merger consideration as is determined in accordance with the Merger Agreement.

In addition, pursuant to the Second Amendment, the parties revised the calculation of Buyer Stock Merger Consideration that will be received by a SeaChange stockholder deemed to have elected to receive such Buyer Stock Merger Consideration. Such stockholder will now receive a number of shares of Class A common stock of the surviving corporation in an amount equal to that which such stockholder would have received if such stockholder had purchased, in an aggregate dollar amount equal to its pro rata portion of the Cash/Notes Merger Consideration, Triller Class B common units at the median effective conversion or issuance price of all financings that Triller consummates prior to the Merger (subject to certain exclusions), based on total gross proceeds to Triller, and that such stockholder then participated pro-rata along with the Triller holders in the Merger.

The foregoing description of the Second Amendment does not purport to be a complete description and is qualified in its entirety by reference to the full text of the Second Amendment, which is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

Forward-Looking Statements

This communication, in addition to historical information, contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, in reliance upon the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as “anticipates,” “believes,” “assuming,” “expects,” “intends,” “will,” “should,” “may,” “could,” “plan” and the negative of such terms and variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. Forward-looking statements are not statements of historical fact and reflect SeaChange’s and Triller’s current views about future events. Such forward-looking statements include, but are not limited to, statements about the proposed Merger and related Merger consideration. No assurances can be given that the forward-looking statements contained in this communication will occur as projected, and actual results may differ materially from those projected. Forward-looking statements are based on current expectations, estimates, and assumptions that involve a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, without limitation: risks relating to the completion of the Merger, including the need for SeaChange stockholder approval, the satisfaction of closing conditions and the timing to consummate the proposed Merger; the ability of SeaChange to remain listed on The Nasdaq Stock Exchange; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed Merger; the risk that the businesses will not be integrated successfully; the risk of litigation related to the proposed Merger; the success and timing of regulatory submissions; regulatory requirements or developments; and other factors discussed in the “Risk Factors” section of SeaChange’s most recent annual report, subsequent quarterly reports and in other filings SeaChange makes with Securities and Exchange Commission (the “SEC”) from time to time. Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. SeaChange or Triller undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Additional Information About the Merger and Where To Find It

SeaChange filed an initial Registration Statement on Form S-4 on February 22, 2022 with the SEC, that includes a proxy statement/prospectus of SeaChange, in connection with the Merger and will mail a definitive proxy statement/prospectus and other relevant documents to SeaChange’s stockholders. SeaChange’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus, and amendments thereto, the definitive proxy statement/prospectus and the other relevant documents filed with the SEC in connection with SeaChange’s solicitation of proxies for its stockholders’ special meeting to be held to approve the transactions because the proxy statement/prospectus will contain important information about SeaChange, Triller, and the Merger. The definitive proxy statement/prospectus will be mailed to stockholders of SeaChange as of a record date to be established for voting on the Merger. Investors may obtain a free copy of the proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by SeaChange with the SEC at the SEC’s website at www.sec.gov. Stockholders of SeaChange will also be able to obtain copies of the proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: SeaChange International, Inc., 177 Huntington Avenue, Suite 1703 #73480, Boston, Massachusetts 02115-3135, Attention: Elaine Martel, Corporate Secretary.

Participants in Solicitation

SeaChange, Triller, and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of SeaChange and the unitholders of Triller in connection with the proposed transaction. Information about the directors and executive officers of SeaChange is set forth in its definitive proxy statement for its 2021 annual meeting of stockholders, which was filed with the SEC on May 28, 2021. Additional information regarding the participants in the proxy solicitation, including Triller’s directors and officers, and a description of their direct and indirect interests, by security holdings or otherwise, are or will be included in the proxy statement/prospectus and other relevant materials filed with the SEC regarding the Merger when available. Each of these documents is, or will be, available at the SEC’s website or by directing a request to SeaChange as described above under “Additional Information About the Merger and Where to Find It.”

Disclaimer

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

The following Exhibit is attached to this report:

Exhibit No.	Description

2.1	Second Amendment to Agreement and Plan of Merger, dated April 14, 2022, by and between SeaChange International, Inc. and Triller Hold Co LLC.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SEACHANGE INTERNATIONAL, INC.

	by:	/s/ MICHAEL D. PRINN
Michael D. Prinn
Dated: April 15, 2022		Chief Financial Officer, Executive Vice President and Treasurer

Exhibit 2.1

Execution Version

SECOND AMENDMENT TO AGREEMENT AND PLAN OF MERGER

THIS SECOND AMENDMENT TO AGREEMENT AND PLAN OF MERGER, dated as of April 14, 2022 (this “Amendment”), to that certain Agreement and Plan of Merger, dated as of December 22, 2021, by and between SeaChange International, Inc., a Delaware corporation (“Buyer”), and Triller Hold Co LLC, a Delaware limited liability company (the “Company”), as amended by that certain First Amendment to the Merger Agreement, dated February 21, 2022 (as previously amended, the “Merger Agreement”), is made by and between Buyer and the Company. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Merger Agreement.

RECITALS

WHEREAS, Buyer and the Company desire to amend the Merger Agreement;

WHEREAS, pursuant to Section 10.2 of the Merger Agreement, the Merger Agreement may be amended with the approval of the respective boards of directors of the Company and Buyer, and the Merger Agreement may not be amended except by an instrument in writing signed on behalf of each of the Company and Buyer; and

WHEREAS, the respective boards of directors of the Company and Buyer approved this Amendment;

NOW, THEREFORE, the Merger Agreement is amended as hereinafter set forth:

1.	AMENDMENT TO MERGER AGREEMENT.

(a) Section 1.5(a)(iv) of the Merger Agreement is hereby amended and restated as follows:

“(iv) Each share of Buyer Common Stock outstanding immediately prior to the Effective Time (excluding the Dissenting Shares) other than shares as to which a Cash Election has been effectively made and not revoked pursuant to Section 1.12 shall be converted into the right to receive the Buyer Stock Merger Consideration.”

(b) Section 1.12 of the Merger Agreement is hereby amended and restated as follows:

“1.12 Election Procedures. Each holder of record of shares of Buyer Common Stock to be converted into the right to receive the Cash/Notes Merger Consideration or the Buyer Stock Merger Consideration, as applicable, in accordance with, and subject to, Sections 1.5 (a “Holder”) shall have the right, subject to the limitations set forth in this Section 1.12, to submit an election in accordance with the following procedures:

(a) Each Holder who desires to receive the Cash/Notes Merger Consideration for some or all of its shares of Buyer Common Stock shall specify in a request made in accordance with the provisions of this Section 1.12, the number of shares of Buyer Common Stock owned by such Holder with respect to which such Holder desires to make a Cash Election.

(b) Buyer shall prepare a form reasonably acceptable to the Company, including appropriate and customary transmittal materials in such form as prepared by Buyer and reasonably acceptable to the Company (the “Form of Election”), so as to permit Holders to exercise their right to make a Cash Election.

(c) Buyer (i) shall initially make available and mail the Form of Election not less than 20 Business Days prior to the anticipated Election Deadline (or such other date mutually agreed to by Buyer and the Company) to Holders of record as of the Business Day prior to such mailing date (or such other date mutually agreed to by Buyer and the Company, including so as to permit the mailing of the Form of Election together with the Proxy Statement to Holders as of the record date for notice of the Buyer Stockholders’ Meeting), and (ii) following such mailing date, shall use all reasonable efforts to make available as promptly as possible a Form of Election to any stockholder who requests such Form of Election prior to the Election Deadline. The time period between such mailing date and the Election Deadline is referred to herein as the “Election Period.”

(d) Any Cash Election shall have been made properly only if the Exchange Agent shall have received, during the Election Period, a Form of Election properly completed and signed (including duly executed transmittal materials included in the Form of Election) and accompanied by any Old Certificates representing all certificated shares to which such Form of Election relates or by an appropriate customary guarantee of delivery of such Old Certificates, as set forth in such Form of Election, from a member of any registered national securities exchange or a commercial bank or trust company in the United States. As used herein, unless otherwise agreed in advance by the parties, “Election Deadline” means 5:00 p.m. local time (in the city in which the principal office of the Exchange Agent is located) on the date which the Parties shall agree is as near as practicable to two Business Days preceding the Buyer Stockholders’ Meeting. The Parties shall cooperate to issue a press release reasonably satisfactory to each of them announcing the date of the Election Deadline not more than 15 Business Days before, and not fewer than five Business Days before, the Election Deadline.

(e) Any Holder may, at any time during the Election Period, change or revoke his or her Cash Election by written notice to the Exchange Agent that is received prior to the Election Deadline accompanied by a properly completed and signed revised Form of Election. If a Cash Election is not made (or is not properly made) with respect to any shares of Buyer Common Stock (none of Buyer, the Company nor the Exchange Agent being under any duty to notify any Holder of any defect with respect to any Election), or is properly made but subsequently revoked with respect to certain shares of Buyer Common Stock, then such shares of Buyer Common Stock shall, for purposes hereof, be deemed to have made a Stock Election, unless a proper Cash Election is thereafter timely made.

(f) Any Holder may, at any time during the Election Period, revoke his or her Cash Election by written notice received by the Exchange Agent prior to the Election Deadline or by withdrawal prior to the Election Deadline of his or her Old Certificates, or of the guarantee of delivery of such Old Certificates, previously deposited with the Exchange Agent. All Cash Elections shall be automatically deemed revoked upon receipt by the Exchange Agent of written notification from the Parties that this Agreement has been terminated in accordance with the terms hereof.

(g) Subject to the terms of this Agreement and the Form of Election, the Surviving Corporation, in the exercise of its reasonable, good faith discretion, shall have the right to make all determinations, not inconsistent with the terms of this Agreement, governing (i) the validity of the Forms of Election and compliance by any Holder with the Cash Election procedures set forth herein, (ii) the method of issuance and delivery of New Certificates representing the whole number of shares of Buyer Class A Common Stock into which shares of Buyer Common Stock are converted in the Merger and (iii) the method of payment of cash and delivery of Buyer Senior Notes for shares of Buyer Common Stock converted into the right to receive the Cash/Notes Merger Consideration and cash in lieu of fractional shares of Buyer Class A Common Stock.”

(c) Section 3.7(a) of the Merger Agreement is hereby amended by replacing “37,208,434 shares are issued and outstanding as of the date of this Agreement” where it appears therein with “49,040,253 shares are outstanding as of the date of this Agreement”.

(d) Section 3.8(d) of the Merger Agreement is hereby amended by replacing the first sentence with the following:

“Other than the SEC comment letter dated January 28, 2021 relating to the Company’s Form 10-K for the fiscal year ended January 2020, since January 1, 2019 through the date of this Agreement, Buyer has not received any comment letter from the SEC or the staff thereof”.

(e) Section 5.22 of the Merger Agreement is hereby amended by deleting the following portion thereof:

““In the event that despite its reasonable best efforts, Buyer is unable to obtain and provide a copy of such Fairness Opinion to the Company prior to the Opinion Date:

(a) Section 1.5(a)(iv) shall automatically be deleted in its entirety and amended to provide that “Each share of Buyer Common Stock outstanding immediately prior to the Effective Time (excluding the Dissenting Shares) other than shares as to which a Cash Election or a Stock Election has been effectively made and not revoked pursuant to Section 1.12 shall be converted into the right to receive the Cash/Note Merger Consideration.”

(b) The last sentence of Section 1.12(e) shall be automatically amended to provide that “If any Election is not made or is not properly made with respect to any shares of Buyer Common Stock (none of Buyer, the Company nor the Exchange Agent being under any duty to notify any Holder of any defect with respect to any Election), then such shares of Buyer Common Stock shall, for purposes hereof, be deemed to have elected to receive the Cash/Notes Merger Consideration, unless a proper Election is thereafter timely made.””

(f) Exhibit A of the Merger Agreement is hereby amended by amending and restating the definition of “Buyer Merger Shares” as follows:

““Buyer Merger Shares” means the product of (x) the quotient obtained by dividing (a) the sum of (1) the Cash Consideration and (2) the aggregate principal amount of the Buyer Senior Notes comprising the Notes Merger Consideration by (b) the Buyer Merger Share Conversion Price, and (y) the Company Class A/B Exchange Ratio.”

(g) Exhibit A of the Merger Agreement is hereby amended by deleting the definition of “Election” contained therein.

(h) Exhibit A of the Merger Agreement is hereby amended by inserting the following definition of “Buyer Merger Share Conversion Price”:

““Buyer Merger Share Conversion Price” means the median Pre-Closing Company Financing Price based on total gross proceeds to the Company from all Pre-Closing Company Financings, such that a majority of all gross proceeds were received at or above such Pre-Closing Company Financing Price. As illustrative examples only:

(i) if $49 million was raised at a $2.00 Pre-Closing Company Financing Price and $51 million was raised at a $3.00 Pre-Closing Company Financing Price, the Buyer Merger Share Conversion Price would be $3.00; and

(ii) if $33 million was raised at a $2.00 Pre-Closing Company Financing Price, $33 million was raised at a $3.00 Pre-Closing Company Financing Price and $33 million was raised at a $4.00 Pre-Closing Company Financing Price, the Buyer Merger Share Conversion Price would be $3.00.”

(i) Exhibit A of the Merger Agreement is hereby amended by amending and restating the definition of “Pre-Closing Company Financing” as follows:

““Pre-Closing Company Financing” means each of (a) the issuance of the Company Convertible Notes and (b) any other Pre-Closing Merger Financing, in each case to be consummated no later than immediately prior to the Effective Time.”

(j) Exhibit A of the Merger Agreement is hereby amended by inserting the following definition of “Pre-Closing Company Financing Price”:

““Pre-Closing Company Financing Price” means, with respect to each Pre-Closing Company Financing, the effective conversion or issuance price (including, for purposes of calculation, the impact on such price of (x) any warrants, calculated utilizing a weighted-average formula based on number of warrants issued and the exercise price thereof, and (y) the fair market value, as reasonably determined by the Company, of any other consideration issued to the purchasers), as in effect immediately prior to the Effective Time.”

(k) Exhibit A of the Merger Agreement is hereby amended by inserting the following definition of “Pre-Closing Merger Financing”:

““Pre-Closing Merger Financing” means the issuance by the Company after the date hereof but prior to the Effective Time of any (i) equity securities (including preferred securities) or (ii) convertible debt securities; in each case other than (x) the issuance of the Company Convertible Notes; (y) any securities issued as acquisition consideration pursuant to the acquisition of another Entity by the Company by equity purchase, merger or purchase of substantially all assets of such Entity; and (z) any securities issued to service providers of the Company or any Affiliate of the Company pursuant to any compensatory benefit plan or contract relating to compensation.”

(l) Exhibit C of the Merger Agreement is hereby amended by amending and restating the second paragraph in the Section entitled “The Notes; Ranking” as follows:

“The Notes will be automatically convertible as follows: Upon the occurrence of a Conversion Event (defined below) the Notes will be converted into 80% of the number of shares of Company Class A Common Stock which would have been issued in the Merger if the holders of such Notes had not made a Cash Election and instead been deemed to have elected to receive the Buyer Stock Consideration.”

2.	MISCELLANEOUS PROVISIONS.

(a) Ratification. Except as expressly modified or amended by this Amendment or as necessary to accomplish the amendment set forth in Section 1 hereof, all of the provisions of the Merger Agreement shall remain unmodified and in full force and effect.

(b) Entire Agreement; Counterparts; Exchanges by Electronic Transmission. This Amendment, the Merger Agreement and the other agreements referred to in the Merger Agreement constitute the entire agreement and supersede all prior and contemporaneous agreements and understandings, both written and oral, among or between any of the Parties with respect to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded and shall remain in full force and effect in accordance with its terms. This Amendment may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Amendment (in counterparts or otherwise) by all Parties by electronic transmission in .PDF format shall be sufficient to bind the Parties to the terms and conditions of this Amendment.

(c) Severability. Any term or provision of the Merger Agreement, as amended by this Amendment, that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of the Merger Agreement, as amended by this Amendment, or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of the Merger Agreement, as amended by this Amendment, is invalid or unenforceable, the Parties agree that the court making such determination shall have the power (and the Parties hereby request that such court exercise such power) to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and the Merger Agreement, as amended by this Amendment, shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to negotiate in good faith to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

(d) Applicable Law; Jurisdiction. This Amendment and all claims and causes of action hereunder shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of laws. In any action or proceeding between any of the Parties arising out of or relating to this Amendment, each of the Parties: (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the United States District Court for the District of Delaware or, to the extent that neither of the foregoing courts has jurisdiction, the Superior Court of the State of Delaware; (ii) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (i) of this Section 2(d); (iii) waives any objection to laying venue in any such action or proceeding in such courts; (iv) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any Party; (v) agrees that service of process upon such Party in any such action or proceeding shall be effective if notice is given in accordance with Section 10.7 of the Merger Agreement; and (vi) to the extent permitted by applicable Law, irrevocably and unconditionally waives the right to trial by jury.

(e) Further Actions. Subject to the other terms of this Amendment and the Agreement, each Party agrees to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by the other Party to evidence or reflect and carry out the intent and purposes of this Amendment.

[signature page follows]

IN WITNESS WHEREOF, the undersigned have executed this Amendment as of the date first above written.

COMPANY:

TRILLER HOLD CO LLC

By:	/s/ Mahi de Silva
Name:	Mahi de Silva
Title:	CEO

SIGNATURE PAGE TO

SECOND AMENDMENT TO AGREEMENT AND PLAN OF MERGER

BUYER:

SEACHANGE INTERNATIONAL, INC.

By:	/s/ Peter Aquino
Name:	Peter Aquino
Title:	President & CEO

SIGNATURE PAGE TO

SECOND AMENDMENT TO AGREEMENT AND PLAN OF MERGER